Exhibit 99.1

Global-E Reports Record Third Quarter 2021 Results

PETAH-TIKVA, Israel, November 9, 2021 - Global-e Online Ltd. (Nasdaq: GLBE) the company that makes global e-commerce border agnostic, today reported financial results for the third quarter of 2021 as well as the outlook for the full year 2021.

“Our strong business momentum continued during the third quarter of 2021, once again breaking performance records, with quarterly revenues at an all-time high of $59.1 million, a 77% increase from the same quarter last year, and significant gross margin expansion”, said Amir Schlachet, Founder and CEO of Global-e. “With numerous client and partnership launches, a healthy and growing pipeline and strong execution across our strategic growth avenues, we are excited with the opportunities that lie ahead of us, as reflected also in our updated guidance for the full year 2021.”

Q3 2021 Financial Results

•	GMV[1] in the third quarter of 2021 was $352 million, an increase of 86% year over year
•	Revenue in the third quarter of 2021 was $59.1 million, an increase of 77% year over year, of which service fees revenue was $23.0 million and fulfillment services revenue was $36.2 million
•	Gross margin in the third quarter of 2021 was 38.6%, an increase of 840 basis points from 30.2% in the third quarter of 2020
•	Adjusted EBITDA[2] in the third quarter of 2021 improved to $7.7 million compared to $2.7 million in the third quarter of 2020
•

Net loss in the third quarter of 2021 was ($28.5) million, compared to a net profit of $1.2 million in the year-ago period. Net profit excluding the Shopify warrants related amortization expense of $29.4 million was $0.9 million

Q3 2021 Business Highlights

•	Outperformance across the business lines
o	Service fees revenue grew 89% year over year and its share constituted 39% of revenues; fulfillment fees grew 71% year over year
•	Continued accelerated growth of US-outbound
o	Continuing the strong penetration to the US market, US outbound revenues were up 91% year over year
•	Continued to launch new merchants across our main geographies, as well as continued ‘land and expand’ efforts. Select notable examples include:
o

Our relationship with the LVMH luxury group continued to expand during the third quarter of 2021, as we launched two more ‘maisons’ from the group – Givenchy and Sephora Asia, the latter contributing also to our growing Asia-Pacific based business

o

Merchants have continued expanding the scope of their existing partnership with us - for example, the consumer electronics brand Sennheiser added 15 additional markets; the luxury jewelry brand Boucheron (of the Kering group) added the US and Europe markets to the existing serviced countries; and the Spanish footwear brand Camper added 15 new additional markets

•

Established a strategic partnership with Australia Post that is expected to yield access to their vast Australian client portfolio, and provide further support for our penetration into Asia-Pacific markets

•

Continued to develop and enhance our multi-local support capabilities, launching Jabra, the global consumer electronics brand, as well as the UK-based football club Leeds United, representing the latest addition to our growing portfolio of sports club merchant partners

•	On track with the rollout of our exclusive strategic partnership with Shopify:
o	Continued signing up and going live with large Shopify-based merchants, such as Alo Yoga and Netflix, as well as with smaller emerging brands
o

Completed the first phase of our new native integration into Shopify, with the first pilot merchants already live and selling through the new plug-in. Netflix is one of the first enterprise merchants to be selling through the new native integration

•	Recently signed a long-term lease for our new headquarters and R&D center in Israel. We expect to move to our new home in the second quarter of next year, once the renovation is completed

Q3 and Full Year Outlook

Global-e is introducing fourth quarter guidance and raising previously issued guidance for the fiscal year as follows:

	Q4 2021	Prior FY 21	Updated FY 2021
(in millions)
GMV (1)	$465 - $475	$1,350 - $1,370	$1,410 - $1,420
Revenue	$76.4 – $78.4	$227.0 – $231.0	$239.0 – $241.0
Adjusted EBITDA (2)	$7.3 – $8.3	$22.0 - $24.0	$27.9 - $28.9

Given the uncertainty of the ongoing impact and unprecedented conditions surrounding COVID-19 pandemic on business globally, we will provide investors with updated business trends as they evolve.

1 Gross Merchandise Value (GMV) is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric.

2 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure.  The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, November 10, 2021.

The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:                        877-300-8521

International Toll:                                                  +1-412-317-6026

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures that are not prepared in accordance with GAAP, including Adjusted EBITDA. Global-e defines Adjusted EBITDA as operating profit (loss) adjusted for depreciation and amortization, secondary offering related expenses and stock-based compensation expense. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses Adjusted EBITDA in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. Adjusted EBITDA is a measure used by our management to understand and evaluate our operating performance and trends. Adjusted EBITDA is a key performance measure that Global-e’s management uses to assess its operating performance and the operating leverage in Global-e’s business.

Global-e’s definition of Adjusted EBITDA may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish this metric or similar metrics. Furthermore, this metric has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Adjusted EBITDA should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding Global-e’s operations, strategy and Global-e’s projected revenue and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; our expectations regarding the use of proceeds from our initial public offering; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; the impact of the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s prospectus filed with the Securities and Exchange Commission (the "SEC") on September 13, 2021 and other documents filed with or furnished by Global-e from time to time with the SEC.  The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors.  These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release.  Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-E Online Ltd.

Global-e’s mission is to make global e-commerce “border-agnostic.”
Global-e is the world's leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce. The chosen partner of more than 500 global brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. Founded in 2013 by Amir Schlachet, Shahar Tamari and Nir Debbi, the company enables e-commerce retailers to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell from, and to, anywhere in the world.

Investor Contact:

Erica Mannion or Mike Funari

Sapphire Investor Relations, LLC

IR@global-e.com

+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media

+1 786-233-7684

Global-E Online Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Period Ended
	December 31,	September 30,
	2020	2021
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$68,637	$391,024
Short-term deposits	6,457	83,051
Accounts receivable, net	3,594	3,884
Prepaid expenses and other current assets	23,047	35,467
Marketable securities	16,871	18,424
Funds receivable, including cash in banks	34,492	36,434
Total current assets	153,098	568,284
Property and equipment, net	717	1,131
Operating lease right-of-use assets	4,160	3,377
Long term deposits	2,223	2,157
Deferred contract acquisition costs, noncurrent	729	1,216
Other assets, noncurrent	368	207
Commercial agreement asset	-	190,389
Total long-term assets	8,197	198,477
Total assets	$161,295	$766,761
Liabilities, Convertible Preferred Shares and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$19,057	$17,662
Accrued expenses and other current liabilities	29,432	30,883
Funds payable to Customers	34,492	36,434
Short term operating lease liabilities	915	874
Total current liabilities	83,896	85,853
Long-term liabilities:
Deferred tax liabilities, net	105	138
Warrants liabilities to preferred shares	5,738	-
Long term operating lease liabilities	3,513	2,639
Total liabilities	$93,252	$88,630
Commitments and contingencies
Convertible preferred shares	112,553	-
Shareholders’ deficit:
Share capital and additional paid-in capital	8,087	783,458
Accumulated comprehensive income (loss)	111	(177)
Accumulated deficit	(52,708)	(105,150)
Total shareholders’ (deficit) equity	(44,510)	678,131
Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$161,295	$766,761

Global-E Online Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Revenue	$33,325	$59,119	$82,801	$162,557
Cost of revenue	23,269	36,308	57,298	103,779
Gross profit	10,056	22,811	25,503	58,778

Operating expenses:
Research and development	3,707	8,281	10,528	19,463
Sales and marketing	2,168	34,853	5,944	67,970
General and administrative	2,077	7,762	6,037	14,813
Total operating expenses	7,952	50,896	22,509	102,246
Operating profit (loss)	2,104	(28,085)	2,994	(43,468)
Financial expenses (income), net	850	(217)	3,399	7,912
Income (loss) before income taxes	1,254	(27,868)	(405)	(51,380)
Income taxes	6	601	15	1,062
Net earnings (loss) attributable to ordinary shareholders	$1,248	$(28,469)	$(420)	$(52,442)
Undistributed earnings attributable to participating securities	$1,023	$—	$—	$—
Net earnings (loss) attributable to ordinary shareholders	$225	$(28,469)	$(420)	$(52,442)
Net earnings (loss) per share attributable to ordinary shareholders, basic	$0.01	$(0.19)	$(0.02)	$(0.61)
Net earnings (loss) per share attributable to ordinary shareholders, diluted	$0.01	$(0.19)	$(0.02)	$(0.61)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	21,480,600	146,629,361	20,953,084	85,714,176
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, diluted	29,576,495	146,629,361	20,953,084	85,714,176

Global-E Online Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$1,248	$(28,469)	$(420)	$(52,442)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	61	79	170	210
Share-based compensation expense	554	5,464	2,240	8,082
Commercial agreement asset	-	29,406	-	54,892
Accounts receivable	(228)	283	(455)	(290)
Prepaid expenses and other assets	(2,267)	(6,753)	(5,468)	(12,185)
Funds receivable	(4,847)	(4,091)	(7,206)	(13,611)
Funds payable to customers	2,352	5,442	(489)	1,942
Operating lease ROU assets	222	193	(2,978)	783
Deferred contract acquisition costs	(141)	(291)	(322)	(665)
Accounts payable	1,066	(1,389)	1,417	(1,395)
Accrued expenses and other liabilities	(48)	5,857	3,040	1,451
Deferred tax liabilities	-	29	-	48
Operating lease liabilities	(81)	(287)	2,939	(915)
Warrants liabilities to preferred shares	1,631	-	3,892	5,872
Net cash used in operating activities	(478)	5,473	(3,640)	(8,223)
Investing activities
Investment in long-term marketable securities	-	-	-	(2,154)
Proceeds from marketable securities	-	-	-	257
Purchases of short-term investments	(5,013)	(4,681)	(5,065)	(76,594)
Purchases of long-term investments	(77)	115	(275)	66
Purchases of property and equipment	(122)	(361)	(331)	(624)
Net cash used in investing activities	(5,212)	(4,927)	(5,671)	(79,049)
Financing activities
Proceeds from issuance of convertible preferred shares, net of issuance costs	-	-	58,821	-
Proceeds from issuance of Ordinary shares in IPO, net of issuance costs	-	-	-	396,983
Proceeds from exercise of share options	18	838	458	1,011
Net cash provided by financing activities	18	838	59,279	397,994

Net increase (decrease) in cash, cash equivalents, and restricted cash	(5,672)	1,384	49,968	310,722
Cash and cash equivalents and restricted cash—beginning of period	76,009	394,371	20,369	85,033
Cash and cash equivalents and restricted cash—end of period	$70,337	$395,755	$70,337	$395,755

Global-E Online Ltd.

SELECTED OTHER DATA

(In thousands)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2020		2021		2020		2021
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	188,749		351,591		470,196		944,377
Adjusted EBITDA (a)	2,719		7,743		5,404		20,595

Revenue by Category
Service fees	12,142	36%	22,959	39%	29,442	36%	61,161	38%
Fulfillment services	21,183	64%	36,160	61%	53,359	64%	101,396	62%
Total revenue	$33,325	100%	$59,119	100%	$82,801	100%	$162,557	100%

Revenue by merchant outbound region
United Kingdom	18,959	57%	27,142	46%	50,219	61%	76,392	47%
United States	8,822	26%	16,877	29%	19,740	24%	46,722	29%
European Union	5,307	16%	14,577	25%	12,206	15%	38,158	23%
Israel	237	1%	153	0%	636	1%	647	0%
Other	-	-	370	1%	-	-	638	0%
Total revenue	$33,325	100%	$59,119	100%	$82,801	100%	$162,557	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.

RECONCILIATION TO ADJUSTED EBITDA

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Operating profit (loss)	2,104	(28,085)	2,994	(43,468)
(1) Stock-based compensation:
Cost of revenue	3	20	7	59
Research and development	65	1,875	270	2,319
Selling and marketing	65	264	182	708
General and administrative	421	3,305	1,781	4,996
Total stock-based compensation	554	5,464	2,240	8,082

(2) Depreciation and amortization	61	79	170	210

(3) Secondary Offering Costs	-	879	-	879

(4) Commercial agreement asset amortization	-	29,406	-	54,892
Adjusted EBITDA	2,719	7,743	5,404	20,595